January 19, 2021

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NTN Buzztime, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed January 19, 2021
File No. 333-249249

Mr. Campbell:

On behalf of NTN Buzztime, Inc. (the “Company”), this letter is being submitted in response to the letter dated January 7, 2021 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance (the “Division) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For convenience, the text of each comment in the Comment Letter is set out in bold text followed by a response.

On or about the date hereof, the Company filed an amendment to the Registration Statement (“Amendment No. 3”), which incorporates the changes made in response to the Staff’s comments as indicated below:

IRX-2 Technology, page 171

1.	Please also revise your disclosure to clearly explain the difference between the clinical trials described in the first bullet point and in the third bullet point. If the data discussed in the third bullet point comes from your ongoing INSPIRE Phase 2b clinical trial, please revise to present a detailed summary of this data in this prospectus. In your revisions, please include how “significant increases” in T-cell infiltration and “significant immune responses” in three quarters of patients were quantified and measured.

Response: Additional disclosure has been added on page 171 of Amendment No. 3 in response to the Staff’s comment.

The INSPIRE Study, page 173

2.	We note your response to prior comment 5 and re-issue. Your current disclosure states that pronounced lymphocytic infiltration was “seen in some tumors.” Please revise your disclosure to state how many patients experienced pronounced lymphocytic infiltration following the dosing of IRX-2. Alternatively, please tell us where this closure appears.

Response: Additional disclosure has been added on page 173 of Amendment No. 3 in response to the Staff’s comment.

License and Royalty Agreements, page 176

3.	We note your response to prior comment 9 and your updated disclosure and re-issue in part. Please update your description of the USF License Agreement and the other license and royalty agreements to discuss the expiration date and termination provisions in each agreement.

Response: Additional disclosure has been added on page 176 of Amendment No. 3 in response to the Staff’s comment.

4.	Please update your discussion of the Novellus option agreements to disclose:

●	Whether Brooklyn will have any development obligations with respect to the licensed technology if it exercises the license option;
●	The royalty rate, or a range no greater than 10 percentage points per tier, if Brooklyn exercises the license option;
●	The aggregate amount of milestones payable if Brooklyn exercises the license option; and
●	(i) the expiration date of the license and (ii) a discussion of the license termination provisions, in each case, if Brooklyn exercises the license option.

Response: Additional disclosure has been added on page 176 of Amendment No. 3 in response to the Staff’s comment.

Brooklyn notes that it currently only has entered into the two option agreements and no decision has yet been made by Brooklyn as to whether it will exercise the option to license the technology that is contemplated by the option agreements. Further, the license agreement that will be entered into if the options are exercised has yet to been drafted. Thus, Brooklyn believes that much of the information requested in the Staff’s comment will only become material if the options are exercised, of which there can be no assurance. Further, Brooklyn understands that if the option agreements are exercised and Brooklyn enters into an agreement to license the Novellus technology, further disclosure will be required in Brooklyn’s SEC filings to describe the licensed technology and the terms of the license agreement, and to report on Brooklyn’s ability to fund the various payments required under the license agreement and to fund the development of the licensed technology.

Management Prior to and Following the Merger and Asset Sale
Executive Officers and Directors of the Combined Company Following the Merger, page 221

5.	We note your disclosure that Dr. Stergiopoulos is currently and will continue to be the President and Chief Executive Officer of A2A Pharmaceuticals. Please revise your disclosure to clarify how much time, including the number of hours per week, that Dr. Stergiopoulos will devote to his duties with Brooklyn. To the extent that Dr. Stergiopoulos is expected to devote less than 100% of his time to Brooklyn, please disclose this fact in the Summary. Please also revise the disclosure on page 232 to describe the consulting services that Dr. Stergiopoulos will provide and file the agreement as an exhibit to the registration statement.

Response: Subsequent to the filing of Amendment No. 2 to the Registration Statement, Brooklyn and Dr. Stergiopoulos mutually agreed to terminate the consulting agreement and Dr. Stergiopoulos resigned as Brooklyn’s interim CEO. Dr. Stergiopoulos’ resignation was not because of any disagreement with Brooklyn on any matter relating to Brooklyn’s operations, policies or practices. Disclosure has been added on pages 221 and 232 of Amendment No. 3 to update the disclosure for these changed circumstances.

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If you have any further comments or questions relating to the foregoing, please do not hesitate to contact the undersigned at (760) 438-7400 or sandra.gurrola@buzztime.com, or Edwin Astudillo of Breakwater Law Group, LLP at (858) 727-6661 or edwin@breakwaterlawgroup.com.

Sincerely,

/s/ Sandra M. Gurrola
Sandra M. Gurrola
Sr. Vice President of Finance
NTN Buzztime, Inc.